Exhibit 1.01

Conflict Minerals Report of API Technologies Corp.

in Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

Statements in this Conflict Minerals Report (this “Report”), which express a belief, expectation or intention, as well as those that are not historical fact, are forward-looking statements, including statements related to our compliance efforts and expected actions identified under the “Additional Due Diligence and Risk Mitigation” section of this Report. These forward-looking statements are subject to various risks, uncertainties and assumptions, including, among other things, our customers’ requirements to use certain suppliers, our suppliers’ responsiveness and cooperation with our due diligence efforts, our ability to implement improvements in our conflict minerals program and our ability to identify and mitigate related risks in our supply chain. If one or more of these or other risks materialize, actual results may vary materially from those expressed. For a more complete discussion of these and other risk factors, see our other filings with the Securities and Exchange Commission (“SEC”), including our Annual Report on Form 10-K for the year ended November 30, 2014. We caution that undue reliance should not be placed on these forward-looking statements, which speak only as of the date of this report, and we undertake no obligation to update or revise any forward-looking statement, except to the extent required by applicable law.

This is the Conflict Minerals Report of API Technologies Corp. (“API”) for calendar year 2014 provided in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934, as amended (the “1934 Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.

API designs, develops, and manufactures systems, subsystems, modules, and components for RF/microwave, millimeter wave, electromagnetic, power, and security applications, as well as provides electronics manufacturing for technically demanding, high-reliability applications. Based on the nature of the products manufactured and markets served, a substantial majority of our products contain at least one conflict mineral (gold, tin, tungsten, or tantalum) that is necessary to the functionality or production of the product.

Reasonable Country of Origin Inquiry/Design of Due Diligence

In accordance with Rule 13p-1, API undertook due diligence to determine the conflict minerals status of the necessary conflict minerals used in our products. Our due diligence process was based on the internationally recognized OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (Second Edition) (the “OECD Guidance”). Our good faith reasonable country of origin inquiry (“RCOI”) was integrated into our overall due diligence process and utilized the Global e-Sustainability Initiative (GeSI) and Electronic Industry Citizenship Coalition® (EICC®) Conflict Minerals Reporting Template for the collection of sourcing information regarding conflict minerals from our suppliers.

In connection with our RCOI, our suppliers were asked to provide information about the smelters they use, either by selecting their smelter from a drop-down list within the template, or manually typing the information into the template. Because we are downstream from the smelter/supplier relationship, we must rely on the participation and representations made by our suppliers for information related to our RCOI. Through this inquiry, we were able determine that a limited number of our suppliers utilize material from recycled or scrap sources. Although no companies in our supply chain indicated that their conflict minerals were supplied or sourced from the Democratic Republic of Congo or any adjoining countries (“DRC Countries”), for those suppliers whose materials were not from recycled or scrap sources, we were not able to definitively conclude that their conflict minerals did not originate from DRC Countries.

Based on the highly technical nature of the products we manufacture, we concluded that most of our products contain at least one conflict mineral (gold, tin, tungsten, or tantalum) that is necessary to the functionality or production of the product. This knowledge combined with the inconclusive results of our RCOI prompted us to include all of our suppliers within our due diligence efforts.

The OECD Guidance recommends a five-step framework for conducting due diligence. These steps include (1) establish strong company management systems; (2) identify and assess risk in the supply chain; (3) design and implement a strategy to respond to identified risks; (4) carry out independent third-party audit of supply chain due diligence at identified points in the supply chain; and (5) report annually on supply chain due diligence. Not all steps are applicable to all companies and certain steps could not be effectively utilized by API at this time.

Due Diligence Measures Performed

In order to establish strong management systems within the Company, API assembled a Conflict Mineral Steering Committee (“Steering Committee”) composed of members from our finance, internal audit and compliance, quality assurance, supply chain and information technology departments to develop and oversee the conflict mineral due diligence and compliance process and to further foster communication regarding these processes throughout the organization. The Steering Committee members report directly to our Chief Executive Officer and Chief Financial Officer.

In January 2013, we enacted a policy to prohibit the use of conflict minerals as defined in Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act from the DRC Countries for use in the manufacture of products for API. This prohibition is documented in our Supplier Quality Requirement Listing that is available on our website at http://suppliers.apitech.com/docs/API_Supplier_Requirements.pdf and was communicated to API purchasing personnel as well as our suppliers. Also included in the Supplier Quality Requirement Listing is a requirement that suppliers provide country of origin information for all of the conflict minerals contained in products sold to API. It is through this reporting from our suppliers that we gathered information for our RCOI.

In order to further identify and assess the risks in our supply chain, we requested all current suppliers to complete the GeSI and EICC® Conflict Minerals Reporting Template, which we have posted on our website at http://apitech.com/sites/default/files/2014-Conflict-Minerals-Template.xlsx. The Steering Committee then reviewed the completed templates for those suppliers that provided conflict minerals and the associated smelters and refiners of conflict mineral ore. Those associated smelters and refiners were then compared to the EICC and GeSI list of conflict free smelter. These lists are not complete lists of conflict free smelters. Because we do not have direct relationships with the smelters used by our suppliers and we work with over 1,000 suppliers, we have been unable to effectively gather information regarding the facilities of these smelters or to determine whether they are conflict free. A discussion of our efforts to design and implement a strategy to respond to identified risks is further discussed in the section of this report titled “Risk Mitigation/Future Due Diligence Measures.”

Determination and Product Descriptions

Our products are highly technical in nature and as a result, in most cases, require one or more conflict minerals for their functionality. Our products fall into the following broad categories: (i) RF/microwave solutions, which include products such as microwave RF amplifiers, RF and microwave filters, and antennas; (ii) microelectronics; (iii) electromagnetic integrated solutions, which include products such as coaxial filters and interconnects; (iv) power solutions, which include products such as AC rack mount power strips and DC rack mount power strips; (v) secure systems and information assurance, which include secure networking and encryption products; and (vi) electronics manufacturing services. We have thousands of products across these six categories, a substantial majority of which utilize one or more conflict minerals.

For the Reporting Period, the Company obtained responses from 1526 suppliers. Of the 1526 suppliers that responded, 475 reported that conflict minerals are not necessary to the functionality or production of the products they supply to API or they are solely distributors and are therefore not subject to reporting requirements. The 475 suppliers will continue to be monitored on an annual basis but have been noted as excluded suppliers for following years, and therefore will not be subject to the survey process of API unless the type of products supplied changes. 1051 suppliers reported that conflict minerals are necessary to the functionality or production of the products or materials they supply to API, but that the conflict minerals either did not originate or there is no reason to believe that they originated in the DRC Countries or that the conflict minerals are or are reasonably believed to be from recycled or scrap sources.

Although no companies in the API supply chain certified that the conflict minerals supplied were sourced from the DRC Countries, API is a downstream company with no direct relationships with the smelters or refiners who provide materials to our suppliers and we currently possess no independent means of determining the location of such smelters or refiners or the source and origin of conflict mineral ores processed by such smelters and refiners. As a result, we have not been able to pinpoint the source of our necessary conflict minerals with any amount of certainty. In addition, we encountered the following challenges in obtaining and analyzing the responses we received to our request that suppliers complete the Conflict Minerals Reporting Template:

•	We are dependent on information received from our direct suppliers to conduct our good faith RCOI process;

•	We have a varied supplier base with differing levels of resources and sophistication, and many of our suppliers are not themselves subject to Rule 13p-1 of the Exchange Act;

•	The information our suppliers provided was often incomplete and required significant follow-up, which was not possible in many cases;

•	Certain suppliers were unable or unwilling to specify the smelters or refiners used for materials and components supplied to us; and

•	Our ability to influence cooperation from certain suppliers was limited when our use of these suppliers was mandated by our customers or when we were multiple tiers away from the smelter in the supply chain.

As a result, we have not been able to identify all of the smelters from which our suppliers sourced the conflict minerals used in our products.

Risk Mitigation/Future Due Diligence Measures

Because conflict minerals are necessary to so many of our products, we are committed to developing and enforcing policies with our suppliers regarding conflict minerals.

API’s Conflict Mineral Policy documents our commitment to avoid the use of conflict minerals that directly or indirectly finance or benefit armed groups in the DRC Countries and outlines our expectations and requirements for suppliers. Our Conflict Mineral Policy is posted on our website at http://apitech.com/sites/default/files/API-Technologies-Conflict-Minerals-Policy.pdf.

In the next compliance period, API intends to implement further steps to improve our due diligence framework and to further mitigate the risk that our necessary conflict minerals benefit armed groups. These steps include:

•	Ongoing assessment of our Conflict Mineral Policy, as well as our Supplier Quality Requirement Listing.

•	Continue to strengthen relationships with companies in our supply chain and our industry to identify potential sources of conflict minerals in our supply chain.

•	Continue to increase the response rate of suppliers’ smelters surveys through additional follow-up and clearly communicated expectations.

This Report has not been subject to an independent private sector audit as allowed under Rule 13p-1.